787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 2, 2011

VIA EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series, Inc.
Registration Statement on Form N-14 Filed on March 30, 2011 (the “Registration Statement”)
Securities Act File No. 333-173187

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned and Tyler Barnett of this firm regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the Focused Multi-Asset Strategy Portfolio (the “Multi-Asset Strategy Portfolio”), a series of SunAmerica Series, Inc. (the “Registrant”), of all of the assets and liabilities of the Focused Equity Strategy Portfolio (the “Equity Strategy Portfolio” and together with the Multi-Asset Strategy Portfolio, the “Portfolios” and each, a “Portfolio”), a series of the Registrant, in exchange for Class A, Class B, Class C and Class I shares of the Multi-Asset Strategy Portfolio (the “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1: Please provide the accounting survivor analysis for the Reorganization.

Response: The following is an analysis with respect to the determination of the accounting and performance survivor in connection with the Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1,

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

May 2, 2011

2004, regarding accounting survivors (“ICI White Paper”).1 The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. The Portfolios are currently advised by SunAmerica Asset Management Corp. (“SAAMCo”) and managed by Timothy Pettee, Senior Vice President and Chief Investment Officer at SAAMCo. SAAMCo will continue to serve as the investment adviser to the Combined Portfolio and Timothy Pettee will continue to serve as the portfolio manager of the Combined Portfolio following the Reorganization.

Portfolio Composition: The Combined Portfolio will be managed in accordance with the investment objectives, policies and restrictions of the Multi-Asset Strategy Portfolio and thus it is anticipated that the portfolio composition of the Combined Portfolio will most resemble that of the historical portfolio composition structure of the Multi-Asset Strategy Portfolio.

Investment Objectives, Policies and Restrictions: The investment objectives of the Equity Strategy Portfolio and the Multi-Asset Strategy Portfolio are identical. Each Portfolio seeks growth of capital. Each Portfolio follows a “fund of funds” strategy. The principal investment technique of each Portfolio is allocation of assets among (i) a combination of funds within SunAmerica Series, Inc., SunAmerica Income Funds and SunAmerica Equity Funds, investing in equity and fixed-income securities, and (ii) the SunAmerica Alternative Strategies Fund. Each Portfolio invests in a combination of SunAmerica Funds (collectively, the “Underlying Funds”). The principal difference between the Portfolios is that the Equity Strategy Portfolio’s fund of funds strategy focuses on equities, while the Multi-Asset Strategy Portfolio’s fund of funds strategy focuses on equities and fixed income securities. The Equity Strategy Portfolio invests at least 80% of its net assets, plus any borrowings for investment purposes, in Underlying Funds that invest primarily in equity strategies. The Multi-Asset Strategy Portfolio does not have such an investment policy. The primary differences in the principal investment strategies of each Portfolio are highlighted in the Registration Statement under “Comparison of the Portfolios.” The investment objectives, policies and restrictions of the Multi-Asset Strategy Portfolio will be those of the Combined Portfolio.

Expense Structure: The expense structure is the same, although the Acquired Fund Fees and Expenses and Other Expenses, as set forth in the Portfolios’ fee and expense tables, may differ. The expense structure of the Multi-Asset Strategy Portfolio will be the expense structure of the Combined Portfolio.

Asset Size: As of October 31, 2010, the Multi-Asset Strategy Portfolio had net assets of $404,229,952 and the Equity Strategy Portfolio had net assets of $198,531,620.

In conclusion, the Multi-Asset Strategy Portfolio will be the accounting and performance survivor. The portfolio management team; portfolio composition; investment objectives, policies and restrictions; and expense structure of the Combined Portfolio will be those of the Multi-Asset Strategy Portfolio. In addition, the Multi-Asset Strategy Portfolio has more assets than the Equity Strategy Portfolio.

[1]

In North American Security Trust, 1994 SEC No-Act, LEXIS 876 (pub. Avail. Aug. 5, 1994), the SEC confirmed that the determination of which entity in a reorganization is the performance survivor should be evaluated from an accounting, rather than legal, perspective. The factors enumerated by the Staff in the North American letter are substantially similar to those considered by the Staff in determining the accounting survivor.

Jim O’Connor, Esq.

May 2, 2011

Comment No. 2: In the Q&A stating that the Board of Directors may consider other alternatives if the Reorganization is not approved, please note the other alternatives.

Response: If the Reorganization is not approved, the Board of Directors may determine if other alternatives are available. If no suitable alternatives can be found, the Board of Directors may consider the liquidation of the Equity Strategy Portfolio. As a result, the following disclosure has been added to the end of the answer to the above-referenced Q&A: “If no such suitable alternatives can be found, the Board of Directors may consider the liquidation of the Equity Strategy Portfolio. Any such liquidation could be a taxable event for certain shareholders.”

Comment No. 3: In the Q&A regarding federal taxes, please clarify that holdings of Equity Strategy Portfolio will be sold after the Reorganization to make consistent with the rest of the Registration Statement.

Response: The Registrant has added disclosure to the above-referenced Q&A stating that the portfolio manager anticipates disposing of a substantial portion of the Equity Strategy Portfolio’s portfolio holdings (i.e., the Underlying Funds) following the closing of the Reorganization.

Comment No. 4: In the Q&A and in the section entitled “Summary—Background and Reasons for the Proposed Reorganization,” please clarify that SAAMCo will pay for the expenses of the Reorganization.

Response: The Registrant notes that the Q&A currently contains a question and answer disclosing that SAAMCo or its affiliates will pay the expenses incurred in connection with the preparation of the Combined Prospectus/Proxy Statement, including all direct and indirect expenses and out-of-pocket costs. Further, the last bulletpoint of the above-referenced section contains the same statement. Thus, the Registrant respectfully submits that no further clarification is necessary.

Comment No. 5: For the Fee Table, please include the amount of the expense recoupments with respect to each of Class A and Class C shares of the Equity Strategy Portfolio. You may include disclosure relating to the voluntary expense waiver arrangements in a footnote to the Fee Table.

Response: While the Registrant has added a footnote to the Fee Table disclosing the voluntary expense waiver arrangements and the amount that the Adviser has recouped or waived with respect to each Portfolio and class for the fiscal year ended October 31, 2010, it respectfully submits that Form N-14 (which refers to the fee table format in Form N-1A) does not permit the inclusion of the effect of voluntary fee waivers in the Fee Table. The Registrant also notes that this information is already provided under the section entitled “Investment Advisory and Management Agreements—Equity Strategy Portfolio and Multi-Asset Strategy Portfolio.”

Comment No. 6: Please confirm that voluntary expense waiver arrangements are excluded from the Fee Table.

Response: The voluntary expense waiver arrangements are not reflected in the numbers in the Fee Table. However, as stated in the response to the preceding comment, a footnote has been added to the Fee Table discussing the voluntary expense waiver arrangements.

Comment No. 7: Please confirm that the only expenses that may be recouped from the Combined Portfolio are those of the Multi-Asset Strategy Portfolio.

Jim O’Connor, Esq.

May 2, 2011

Response: The only expenses that may be recouped from the Combined Portfolio are those of the Multi-Asset Strategy Portfolio.

Comment No. 8: The investment goals of the Portfolios are described as “identical.” While this is true, the Portfolios themselves have key differences and the characterization of the investment goals as identical could be confusing. In addition, the fund-of-funds strategies of the Portfolios are described as identical. While this is true, the actual investments made by the Portfolios have key differences and the characterization of the fund-of-funds strategies as identical could be confusing. Please clarify that the investment goals and fund-of-funds strategies are not identical.

Response: With respect to the Portfolios’ investment goals, the Registrant notes that the term “investment goal” is used to refer to the Portfolios’ respective investment objectives. While the Portfolios pursue their respective investment objectives in a different manner, they nevertheless each have the identical investment objective of growth of capital. Accordingly, the Registrant has changed the term “investment goal” to “investment objective” in each instance for clarification purposes, but has continued to describe the objectives as identical. With respect to the Portfolios’ fund-of-funds strategies, the Registrant has deleted any statements noting that the Portfolios’ respective fund-of-funds strategies are identical.

Comment No. 9: When stating that the Portfolios are “diversified,” please explain the meaning of “diversified.”

Response: The Registrant has added disclosure explaining the meaning of “diversified” under the section entitled “Investment Objectives and Principal Investment Strategies,” and has deleted the reference to the classification in the Summary.

Comment No. 10: Please state the classes of “equities” and “fixed income securities” in which the Underlying Funds invest.

Response: The Registrant notes that Appendix A of the Combined Prospectus/Proxy Statement provides information about each Portfolio’s allocation among the Underlying Funds as of February 16, 2011, and that it also provides a description of the investment strategies and techniques of these Underlying Funds. The Registrant therefore submits that no further clarification is necessary.

Comment No. 11: For the Underlying Funds that invest “primarily” in equity securities, please confirm that “primarily” means the same as the 80% requirement for the Equity Strategy Portfolio.

Response: Disclosure stating that an Underlying Fund invests “primarily” in equity securities is not synonymous with the requirement that an Underlying Fund have an 80% policy under Rule 35d-1 under the Investment Company Act of 1940, as amended, although such funds would qualify as an Underlying Fund that invests “primarily” in equity securities.

Comment No. 12: In the section entitled “Comparison of the Equity Strategy Portfolio and the Multi-Asset Strategy Portfolio—Investment Advisory and Management Agreements,” please clarify that the voluntary waivers and/or reimbursements can be terminated without notice.

Jim O’Connor, Esq.

May 2, 2011

Response: The Registrant notes that the above-referenced section already states that the voluntary waivers and/or reimbursements can be terminated at any time at the option of SAAMCo, and respectfully submits that no further clarification is necessary.

Comment No. 13: In “Summary—Background and Reasons for the Proposed Reorganization” and “Information About the Reorganization—Reasons for the Reorganization,” please clarify that the Board reached determinations and conclusions about the various reasons for the Reorganization.

Response: The Combined Prospectus/Proxy Statement details the factors the Board considered in making its determination to approve the Reorganization. The Board was not asked, nor was it required to, approve or make a final determination regarding each factor, but rather it was asked to, and did, approve the Reorganization after considering the various factors enumerated in the Combined Prospectus/Proxy Statement. Moreover, as stated in the Combined Prospectus/Proxy Statement, the determination to approve the Reorganization was made on the basis of each Director’s judgment after consideration of all of the factors taken as a whole, though individual Directors may have placed different weight on various factors and assigned different degrees of materiality to various conclusions. The Registrant therefore believes that no further clarification is necessary.

Comment No. 14: In the section entitled “Information About the Reorganization—Reasons for the Reorganization,” please include disclosure in the discussion of the Board’s considerations noting that the voluntary waivers and/or reimbursements can be terminated without notice.

Response: Disclosure has been added noting that the voluntary expense caps may be terminated at any time at the option of SAAMCo.

Comment No. 15: Please provide further disclosure regarding the approximate percentage of Equity Strategy Portfolio portfolio holdings that are expected to be sold in connection with the Reorganization. Please also disclose the estimated amount of portfolio transaction costs and the estimated amount of capital gains that will result from this expected sale of a portion of the portfolio holdings.

Response: Disclosure has been added to the section entitled “Information About the Reorganization — Material Federal U.S. Income Tax Consequences of the Reorganization” that provides the approximate percentage of Equity Strategy Portfolio portfolio holdings that are expected to be sold in connection with the Reorganization and states that no material amount of capital gains are expected to be distributed as a result of such sale. Disclosure has also been added to the section entitled “Information About the Reorganization — Expenses of the Reorganization” providing that SAAMCo has estimated that there will not be any portfolio transaction costs that will result from such sales since the Portfolios employ a fund of funds strategy.

Comment No. 16: Please confirm that no Equity Strategy Portfolio portfolio holdings will be disposed of before the closing of the Reorganization and that any portfolio rebalancing will occur after the closing of the Reorganization.

Response: The Combined Prospectus/Proxy Statement currently states that the portfolio manager of the Multi-Asset Strategy Portfolio does not anticipate requesting the disposition of a portion of the Equity Strategy Portfolio’s portfolio holdings (i.e., the Underlying Funds) before the closing of the Reorganization, but that he does anticipate disposing of a substantial portion of the Equity Strategy Portfolio’s portfolio

Jim O’Connor, Esq.

May 2, 2011

holdings (i.e., the Underlying Funds) following the closing of the Reorganization. The Registrant therefore confirms its intent to rebalance the Combined Portfolio’s holding after the closing of the Reorganization.

Comment No. 17: Please confirm whether shareholders of the Equity Strategy Portfolio will experience a loss of tax benefits as a result of the Reorganization.

Response: The section entitled “Information About the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganization” contains a discussion regarding the limitations on the capital loss carryforwards and certain built-in losses. Accordingly, the Registrant respectfully submits that no further clarification is necessary.

Comment No. 18: Please state supplementally whether the capitalization table will be audited and whether it will have the same date as the date of the financial statements.

Response: The capitalization table will be unaudited, but will have the same date as the financial statements.

Comment No. 19: Please add a signature line to the Form of Agreement and Plan of Reorganization to indicate that SAAMCo has agreed to pay the costs of the Reorganization as set out in the Form of Agreement and Plan of Reorganization.

Response: Since SAAMCo is not a party to the Agreement and Plan of Reorganization, it is not listed as a signatory thereto. SAAMCo has authorized us to supplementally confirm to the Staff that it has agreed to pay the costs of the Reorganization as set out in the Form of Agreement and Plan of Reorganization.

Comment No. 20: On page B-2 of the Statement of Additional Information, please delete the sentence comprising the second paragraph of the “Financial Statements” section.

Response: The above-referenced sentence has been deleted.

Comment No. 21: Please add certain disclosure to the section entitled “Pro Forma Financial Information” in the Statement of Additional Information to conform the disclosure therein to the guidance set out in the AICPA Audit Risk Alert relating to narrative descriptions of the pro forma effects of investment company mergers.

Response: The Registrant has enhanced certain disclosure in the above-referenced section regarding the accounting survivor of the Reorganization, the costs of the Reorganization, a general description of the tax consequences, including any limitations on capital loss carryforwards, and portfolio realignment, in light of the guidance set out in the above-referenced alert.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

Jim O’Connor, Esq.

May 2, 2011

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP